Filed by Aegon N.V.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Aegon N.V.

Commission File No.: 1-10882

Form F-4 Registration No.: 333-273041

Notice to U.S. shareholders

In connection with the proposed Redomiciliation, Aegon N.V. has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration No. 333-273041), which became effective on July 21, 2023, that includes a U.S. Shareholder Circular that you are encouraged to review carefully before making any decisions regarding the proposed Redomiciliation. This Convocation and Agenda with Explanatory Notes does not constitute an offer to sell or the solicitation of an offer to buy any securities and is not a substitute for the U.S. Shareholder Circular or any other document that Aegon N.V. may file with the SEC or send to U.S. shareholders in connection with the proposed Redomiciliation. U.S. SHAREHOLDERS OF AEGON N.V. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL U.S. SHAREHOLDER CIRCULAR, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD. AND THE PROPOSED REDOMICILIATION. This information is available to you without charge upon your written or oral request. You will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, the documents may be obtained in hard copy free of charge by directing a request in writing or by telephone to Aegon N.V. at Aegonplein 50; 2591 TV The Hague; the Netherlands; Attention: Investor Relations or by e-mail at ir@aegon.com, or by calling our agent for service in the United States of America Andrew S. Williams Telephone: +1 443 475 3243.

Convocation and agenda with explanatory notes for the Luxembourg EGM

Extraordinary General Meeting of Shareholders (the “EGM”) of Aegon N.V. (the “Company”) on Saturday, September 30, 2023, at 09:30 CET at the offices of Arendt & Medernach SA, 41A Av. John F. Kennedy, 2082 Luxembourg, Grand Duchy of Luxembourg.

Shareholders are invited to attend the EGM. An audio live stream of the EGM will be available at www.aegon.com.

Agenda

(•) These items will not be voted upon.

1.

Opening presentation by the board of the Company (the “Board”) setting out the resolutions adopted by the shareholders of the Company at the extraordinary general meeting held in the Netherlands on September 29, 2023 regarding the cross-border conversion of the Company from a Dutch public limited liability company (naamloze vennootschap) into a Luxembourg public limited company (société anonyme) (the “Luxembourg Conversion”). (•)

2.

Decision (i) to change the jurisdiction and the nationality of the Company from the Grand Duchy of Luxembourg to Bermuda, and to transfer the registered office of the Company from the Grand Duchy of Luxembourg to Bermuda (the “Bermuda Conversion”), effective at the issuance of the certificate of continuance by the Registrar of Companies of Bermuda (the “Bermuda Migration Effective Time”), (ii) to change the name of the Company from “Aegon S.A.” to “Aegon Ltd.”, effective at the Bermuda Migration Effective Time, (iii) to approve the memorandum of continuance of the Company which shall be deemed to be the memorandum of association of the Company and to adopt the bye-laws of the Company (the “Bye-laws”) replacing the current articles of association of the Company in their entirety, effective at the Bermuda Migration Effective Time, and (iv) to grant powers of attorney.

3.	Miscellaneous. (•)

The redomiciliation to Bermuda (the “Redomiciliation”) and related matters are more fully described in the Shareholder Circular available on Aegon’s corporate website and the registration statement on form F-4 which will become available on Aegon’s corporate website. We urge you to carefully read these documents.

A separate convocation and agenda with explanatory notes has been prepared and published for the Dutch EGM that will be held on Friday, September 29, 2023 at 09:30 CET in The Hague, the Netherlands. We urge you to also review the information regarding the Dutch EGM and submit your votes timely for the EGM and the Dutch EGM.

This convocation including agenda and explanatory notes, the Shareholder Circular and other documents related to the items on the agenda (including the draft memorandum of continuance of the Company and the draft Bye-laws), are available on Aegon’s corporate website (www.aegon.com/egm) as of August 17, 2023 and are on display for inspection at Aegon’s head office, Aegonplein 50, 2591 TV The Hague, the Netherlands. Upon request to Aegon’s Investor Relations team, copies of the above-mentioned documents will be mailed to the shareholders. Aegon’s Investor Relations team can be contacted by e-mail at ir@aegon.com or by mail at the following postal address Aegon Investor Relations, P.O. Box 85, 2501 CB, The Hague, the Netherlands.

Record Date

Recognized as persons entitled to take part in the EGM are those who hold shares of Aegon N.V. on the Record Date, Saturday, September 2, 2023, following the processing of all additions and withdrawals as at the Record Date. This applies by analogy to pledgees and usufructuaries of shares holding the right to attend General Meetings of Shareholders of Aegon N.V. At the EGM, no shareholder rights can be exercised by the holder of shares acquired after September 2, 2023.

Mandatory registration of intention to participate in the EGM

Shareholders holding their shares in a securities account under the Dutch giro system, who wish to participate in the EGM, are required to register by notifying their intended participation to ABN AMRO Bank N.V., Amsterdam, the Netherlands (“ABN AMRO”), which is possible from Sunday, September 3, 2023, until Friday, September 22, 2023, at the latest. This registration can be made through the ABN AMRO website (www.abnamro.com/evoting) or through the shareholder’s bank or stockbroker (intermediary) within the meaning of the Dutch Securities Transactions Act (“Wet Giraal Effectenverkeer”) by submitting a statement from the shareholder’s intermediary regarding one’s ownership of shares on the Record Date as stated above. Upon registration via ABN AMRO, shareholders will be requested to choose whether they attend the meeting in person or alternatively, grant a proxy to vote without attending the meeting as referred to below.

Holders of New York Registry Shares, or holders of New York Registry Shares through a custodian, broker or other agent, and who wish to attend the meeting in person, should call Citibank, N.A., Aegon’s U.S. Shareholder Security Agent at 1-888-756- 1769, which is possible until Friday, September 22, 2023, 10.00 a.m. New York time at the latest.

Shareholders registered in the Company’s register of shareholders will receive a letter containing information on how to notify their participation. They are required to inform Aegon N.V. in writing of their intention to participate in the EGM by Friday, September 22, 2023 at the latest.

Shareholders with vested Aegon shares from incentive plans will receive an e-mail containing information on how to notify their participation. These shareholders must first register via www.abnamro.com/evoting in order to participate in the meeting and to exercise their voting rights. Upon registration via ABN AMRO, shareholders will be requested to choose whether they attend the meeting in person or alternatively, grant a proxy to vote without attending the meeting as referred to below.

Voting without attending the EGM in person

Shareholders holding their shares in a securities account and shareholders with vested Aegon shares from incentive plans who have registered with ABN AMRO as outlined above have two manners to vote without attending the meeting:

1.

Shareholders can vote through the e-voting system of ABN AMRO (www.abnamro.com/evoting) which entails a voting instruction to Mr. R.H. Kleipool, civil law notary at De Brauw Blackstone Westbroek N.V. or his substitute (the “Notary”). The deadline for voting through the e-voting system of ABN AMRO is Friday, September 22, 2023, 23:59 CET.

2.

Shareholders may grant a written proxy (with or without a voting instruction) to the Company Secretary or the Notary, as their representative, by using the power of attorney. The power of attorney, as published on the corporate website, must have been received by the Company Secretary (bieke.debruyne@aegon.com) before Friday, September 22, 2023, 18:00 CET.

Holders of New York Registry Shares on the Record Date must follow the voting procedures and instructions received from their financial intermediary or, as the case may be, its procedures on changing or revoking voting instructions and may vote at the EGM by completing the voting instructions card or, if applicable, via the internet or by telephone prior to 10:00 a.m. New York Time on Friday, September 22, 2023 in accordance with the proxy solicitation notice.

Shareholders registered in the Company’s register of shareholders may also use a power of attorney (option 2 above) to vote without attending the meeting.

Voting instructions and proxies provided may be shared with the Company ahead of the EGM.

Attendance, participation, and voting in person at the EGM

The Company allows shareholders who have registered as outlined above to attend, participate, and vote in person at the EGM. With respect to in person attendance, the following applies:

•

Shareholders or their proxy holders can only exercise their meeting/voting rights at the EGM if they register in person directly prior to the EGM. Registration to attend will take place at the premises between 08:30 CET and the start of the EGM at 09:30 CET. Shareholders or their proxy holders must provide evidence of their identity by way of a valid form of identification. Proxy holders must also provide proof of their authorization in writing.

•	Voting will take place via a voting card.

Written Questions

Aegon offers shareholders the opportunity to submit written questions concerning items on the agenda as from Record Date (i.e., Saturday, September 2, 2023) until Friday, September 22, 2023, 13:00 CET at the latest. All questions should be submitted to Aegon’s Investor Relations team by e-mail at ir@aegon.com or by mail at the following postal address Aegon Investor Relations, P.O. Box 85, 2501 CB, The Hague, the Netherlands.

Explanation of the agenda

2. Redomiciliation

It is hereby proposed to: (i) change the jurisdiction and the nationality of the Company to Bermuda pursuant to which the Company shall continue as a Bermuda exempted company limited by shares, and that accordingly the Company applies to become registered with the Registrar as an exempted company limited by shares in accordance with the Part XA of Bermuda’s Companies Act 1981, whereby the Company will be registered as having been continued in Bermuda without the need to create a new legal entity, all effective as per the Bermuda Migration Effective Time; (ii) change the name of the Company from “Aegon S.A.” to “Aegon Ltd.”; (iii) to approve the memorandum of continuance and Bye-laws complying with the Companies Act 1981 of Bermuda; (iv) to grant power and authority individually to any director of the Company, to individually proceed in the name and on behalf of the Company, to register in the share register of the Company any changes required by the matters set out above, as well as to carry out all filings, notifications and publications necessary for the Luxembourg Conversion and the Bermuda Conversion; (v) to grant full power to any lawyer or employee of Arendt & Medernach S.A. and any clerk or employee of the enacting notary in order to represent the Company in the Grand Duchy of Luxembourg towards any administrative, fiscal or other authorities, as well as towards the Luxembourg Trade and Companies Register regarding any formalities to be accomplished further to the Continuation; and (vi) grant full power to any lawyer or employee of Appleby (Bermuda) Limited and / or Appleby Global Corporate Services (Bermuda) Ltd., in Bermuda, in order to represent the Company in Bermuda for the purposes of any filing or communications with the Registrar and/or the Bermuda Monetary Authority regarding any formalities further to the continuation.

Follow the EGM via our live stream audio on the day of the EGM

> Quick Links

Shareholder Circular > (external link)

Memorandum of Continuance > (external link)

Bye-Laws > (external link)

Power of Attorney > (external link)

Aegon’s privacy notice > (external link)

Overview shares and votes > (external link)

ABN AMRO e-voting portal > (external link)

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